Exhibit 99.4

Almacenes Éxito S.A.

Consolidated Financial Results 2Q25

Envigado, Colombia, August 14th, 2025 - Almacenes Éxito S.A. (´Grupo Éxito´ or ´the Company´) (BVC: ÉXITO) announced its results for the second quarter period ended June 30, 2025 (2Q25). All figures expressed in millions (M), billion (B) or Trillion (T) of Colombian dale Pesos (COP) unless otherwise stated and expressed in short scale (COP B represent 1,000,000,000). Consolidated data include results from Colombia, Uruguay and Argentina, and eliminations.

2Q25 delivered our best results in over a decade

Key Business Highlights

Financial Highlights

●	Consolidated Net Revenue recorded COP $5.2 T during 2Q25, an increase of +5.8% excluding FX effect compared to 2Q24. Colombia shows significant sales growth, around 75.9% contributing to the Consolidated Net Revenue. The remaining sales come from Uruguay and Argentina.

●	Gross Profit reached COP $1.3 T in 2Q25 and COP$ 2.7 T for the first half of the year. The gross profit result for 2Q25 has a margin improving by +4 bps to a 25.6% as percentage of Net Revenue. The results reflect the strengthening of commercial initiatives, driven by strategic pillars such as cost-saving, banner unification, saving levers and assortment.

●	Recurring EBITDA[1] posted COP $452 B during 2Q25 to 8.7%, reflected a margin gain as percentage of Net Revenue, driven by a double-digit growth (+32.8% excluding FX effect) in Colombia (+50.8%) and Uruguay (+10.4% in LC) from the consistent commercial strategy and successful efficiency plan implemented across the region allowed SG&A margin improvement +212 bps during the quarter.

●	Net Result in positive of COP $147 B during second quarter of 2025 and COP $240 B in the first half of the year, reflected an operational performance improvement, lower non-recurring expenses, efficiencies in financial costs from debt reduced and contribution from joint ventures mainly by Tuya in Colombia.

●	EPS[2] of COP $113.2 per common share in the quarter (vs. the COP -$14.4 reported in 2Q24).

Operating Highlights

●	Consolidated CAPEX as of 2Q25 reached COP $34.8 B, 72.9% focussed on expansion (retail and real estate), innovation, omni-channel, and digital transformation activities.

●	LTM store expansion[3]: 36 stores (Col 35 and Uru 1) to a total of 592 stores, 1.008 M sqm. Expansion strategy in Colombia focused on store conversions to Éxito for bigger stores and Carulla banners for stores smaller than 2.000 meters.

(1)	Recurring EBITDA refers to Earnings before Interest, Taxes, Depreciation and Amortization adjusted by other non-recurring operational income (expense).

(2)	EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

(3)	Expansion from openings, reforms, conversions, and refurbishments.

Corporate Governance

●	June 12th - Request for cancellation of BDR program and deregistration of category 'A'

●	June 25th – Payment of dividends

Events after the reported period

●	August 4th- CVM has approved the cancellation of the Company's registration as a foreign issuer of category “A”

I.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -3,0% at Net Revenue and -0,4% at Recurring EBITDA during 2Q25. Also, the FX effect of -2,1% at Net Revenue and -0,9% at Recurring EBITDA during 1H25. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

II.	Net Revenue Performance

Consolidated Net Revenue grew by +5.8% when excluding FX effect (+2.6% in COP) to COP $5.2 T during 2Q25, 89% of the growth contribution came from Colombia, highlighting the non-food category (+11.3%), following by Uruguay and Argentina with the remaining 11%. In 1H25 consolidated Net revenue reported COP $10.6 T with a growth at +4.7% excluding FX effect and +2.5% in COP.

Consolidated Retail Sales reached COP $5.0 T in 2Q25, reflecting mid-single-digit growth of +5.6% excluding FX effects. For the first half of the year (1H25), sales totalled COP $10.1 T, with a growth of +4.7% excluding FX effects, and +2.4% and +2.5% in COP for 2Q25 and 1H25, respectively. In terms of growth for SSS for 2Q25 was +6.8% and +6.1 for 1H25. Performance explained by: (i) the outcome of the successful commercial strategies implemented in Colombia, allowing a retail sales growth of +4.8% in 1H25, (ii) consistent mid-single digit growth in local currency in Uruguay (+4.7% in 1H25 in local currency), (iii) low performance in Argentina impacted by lower consumption and stores portfolio optimization, and (iv) the contribution of LTM store expansion1 of 36 stores (Col 35 and Uru 1).

Consolidated Other Revenue increased by +9.3% excluding FX effect (+6.6% in COP) during the 2Q25 and +4.9% excluding FX effect (+3.4% in COP) in 1H25, driven by the contribution of the Real estate business in Colombia and Argentina.

Notes: Data in COP at consolidated level includes a -0.5% FX effect in Uruguay and -35.9% in Argentina at Net Revenue, during 2Q25 and -2.0% and -24.8% in 1H25, respectively, calculated with the average and closing exchange rate, respectively. (1) Expansion from openings, reforms, conversions, and refurbishments.

Colombia: As of the first half of 2025, Colombia’s economic environment remained challenging with signs of stabilization. Total inflation declined to 4.8% at the end of June from 7.2% y/y, as well as the deaccelerated food inflation to 4.3% as of June 2025 from 5.3% interannual, while the Internal food inflation was 0.10 p.p. below the national level. Although consumer confidence remained cautious and households prioritizing essential expenditures with an index rising to 2.2 p.p. from -12.7 p.p. at June 2024. In response to receding inflation, the central bank lowered the interest rate to 9.25% in 2Q25, as a more moderated monetary stance.

During the second quarter of 2025 the operation in Colombia contributed to 76% of consolidated Net revenue, which grew by +6.8%, to COP $4.0 trillion, continuing the positive trend seen since the second half of last year.

Net Sales totalled COP $3.7 trillion (+6.9%) and SSS (+8.2%), explained by recovery of non-food category (+11.3%) mainly from double-digit growth in big ticket items, omni-channel contribution with an increased 13.9% share (+20pbs) vs 2Q24 and growing in comparable terms by +8.2%, food sales performance grew above inflation (+5.3%) with fresh category +7.5% and FMCG +4.3%. 35 stores were opened, converted and reformed in the last 12 months. The first semester of the year reached COP $7.6 trillion in sales (+4.8%) and grew +6.4% in SSS.

The Éxito’s banner stores represented 69% of the sales mix in Colombia, Carulla’s stores represented 19% and the low-cost & others1 which includes Super Inter, Surtimax and Surtimayorista banners, allies, institutional sales, third-party sellers, the sale of property development projects (inventory) and other, represented 12% of the sales mix in 2Q25 and 1H25.

Note: SSS in local currency, include the effect of conversions and exclude the calendar effect of -0.76% in 2Q25 and -0.34% in 1H25. (1) The segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third-party sellers, and the sale of property development projects (inventory) of COP $2.8 B during 1H24 vs COP $3.8 B during 1H25.

Omni-channel sales in Colombia (including websites, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual and Midescuento), grew 8.2% versus 2Q24 and reached COP $526,933 M. Share on Retail Sales reached 13.9% (vs 13.7% in 2Q24 in comparable terms excluding ISOC channel), boosted by the growth of the non-food category (+5.9%, 14.2% share on non-food sales) and in food category performance (+9.2%, 13.8% share on food sales).

Note: data in COP M

Main KPI´s outcome during 2Q25 when compared to the same period of last year in comparable terms excluding ISOC channel from the basis, were as follows:

o	Orders: reached 6.3 M (+8.7%) during 2Q25.

o	E-commerce sales: reached COP $ 178,954M during 2Q25 (+7.8%).

o	MiSurtii sales: reached COP $15,400 M continued the decreasing trend at double-digit.

o	Apps: sales of over COP $42,500 M (+5.3%) and reached to 151,317 orders during 2Q25.

o	Rappi deliveries grew by 12.8% during 2Q25.

o	Marketplace sales: decreased by -15.5% during 2Q25 and totalled more than 1,332 sellers.

o	Turbo: orders grew by 17.5% during 2Q25 and reached a 65.9% share on sales through Rappi (a leading Latin American last-mile delivery platform) in the first quarter of the year.

●	Other Revenue increased by 5.5% during 2Q25, explained by complementary businesses contribution, mainly by the recurring income from the Real Estate (+12.6% vs 2Q24), as well as Logistic, Mobile and Travel businesses performance.

Uruguay: Uruguay contributed with 20% of consolidated Retail Sales during 2Q25. Last-12-month inflation as of June was of 4.6% (vs 4.9% in June 2024) and the food component grew by 4.2% during the last-12-months.

Net sales and SSS grew +4.1% and +5.1% respectively in local currency, driven by the contribution from the 33 Fresh Market stores (+6.0% growth vs 2Q25; 61.3% share on total sales during the second quarter), with a stable political and economic environment. The first semester of 2025 grew +4.7% and +5.4% for net sales and SSS in local currency respectively.

The operation in Uruguay reported market share gains of 0.3 p.p. to 41.9% in terms of SSS as of June, according to Scanntech, driven by: (i) the solid sales performance of all banners and (ii) the contribution of the 33 Fresh Market stores.

Note: SSS in local currency, include the effect of conversions and the calendar effect of 1.03% and -0.32% during 2Q25 and 1H25 respectively.

Argentina: The operation in Argentina contributed 4.7% on Consolidated Retail Sales and results in Colombian Pesos included a -35.9% FX effect in net revenues during 2Q25.

Net Revenue in Argentina was COP $250,143 M (-4.2% in local currency) and Retail Sales were COP $234,430 M (-6.8% in local currency and -5.7% in SSS) during 2Q25. Last-12-month inflation as of June was of 39.4% according to INDEC, which compares to the 271.5% rate reported during the same period last year. Retail sales were affected by lagged consumption and underperforming stores closures. The first semester registered a Net sales and SSS growth of +3.2% and +4.6% respectively when excluding FX effects.

During 2Q25 real state had a resilient performance (+67.2% growth in local currency) from improved commercial trends and strong occupancy levels. The Real estate during the semester grew above inflation to +78.8% in local currency

Note: SSS in local currency, include the effect of conversions and the calendar effect of 0.40% and -0.44% during 2Q25 and 1H25 respectively.

III.	Operating Performance

Note: The Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Consolidated data in COP includes the FX effect (-3.0% at top line and -0.4% at Recurring EBITDA in 2Q25, -2.1% and -0.9 respectively for 1H25. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Consolidated Gross Profit increased by 6.8% excluding FX effect (+2.8% in COP) during 2Q25 and margin reached 25.6% (+4 bps) as percentage of Net Revenue, compared to the same period from last year, margin improvement in Colombia thanks to advances in the commercial strategy and shrinkage levels control that added to a stable margin in Uruguay, helped to compensate the margin deterioration in Argentina. As for the 1H25, margin landed at 25.6% and Gross Profit grew by 6.6% excluding FX effect.

●	Gross Profit in Colombia grew by 9.7% to a margin of 22.6% (+59 bps) during 2Q25 as percentage of Net Revenue. Improvement driven by a balance between sales growth and sustainable profit margins added to logistics costs reduction. Gross Profit grew by 6.8% to a margin of 22.2% (+44 bps) as a percentage of Net Revenue during 1H25.

●	Gross Profit in Uruguay increased by 4.0% excluding FX effect (+3.5% in COP) during 2Q25 and margin as a percentage of net revenues was 36.4% due to revenue growth that allowed cost dilution and tighter shrinkage control. During the 1H25, Gross Profit grew by 7.6% in local currency to a margin of 37.3% (+95 bps vs last year).

●	Gross Profit in Argentina decreased by -9.8% during 2Q25 in local currency to a 30.3% margin (-190 bps) as a percentage of Net Revenue. The deterioration reflects lower consumption trend and macroeconomic adjustments. Gross profit grew 1.4% in local currency during 1H25 to a margin of 31.1% (-135 bps) as a percentage of Net Revenue

Consolidated Recurring EBITDA1 reached COP $452,242 M during 2Q25, double-digit growth of +32.8% excluding FX effect (+32.3% in COP) compared to the same period last year, expenses dilution and margin improvement contributed to a +195 bps increase in recurring EBITDA1 margin reaching 8.7% as percentage of Net Revenue. Expenditure efficiencies across the region allowed a decrease in SG&A (-7.1% in COP) and an improvement in margin as percentage of Net Revenue (+212bp), despite the inflation, index and wages pressures of the year.

Note: Data COP Billions (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense)

Colombia: Recurring EBITDA grew by +50.8% during 2Q25 and the margin was 8.8% (+257 bps) as percentage of Net Revenue. SG&A decreased by -6.0%, as response of successful action plans implemented aiming to stabilize a leaner structure and to reduce expenditure.

In 1H25, Colombia reached COP $ 575,295 M (+41.1% vs 1H24) with a margin of 7.2% (186 bps) as percentage of Net Revenue. SG&A decreased by -4.0%, despite inflation and the high single digit minimum wage increase (+9.5% for 2025), thanks to efficiency plans on cost and expense’s structure

Uruguay: Recurring EBITDA grew by +10.4% in local currency (+9.9% in COP) during 2Q25 compared to the same period last year, to a 11.9% margin (+64 bps) as percentage of Net Revenue, reflecting a consistent sales growth and efficiencies on SG&A (+74 bps). Recurring EBITDA increased 19.9% in local currency (+17.5% in COP) during 1H25 compared to the same period last year, to a 13.1% margin (+165 bps) as percentage of Net Revenue. Uruguay operation continued as the most profitable business unit of the group.

Argentina: Recurring EBITDA reflected a top line affected by lower consumption, and inflationary pressures, -6.1% margin as percentage of Net Revenue in 2Q25. Recurring EBITDA was negative during 1H25 with a margin of -4.2% as percentage of Net Revenue.

IV.	Group Net Result

The Company reported a net result of COP $146,865 M with a 2.8% margin during the 2Q25 compared with a loss of COP -$18,735 in 2Q24. For the first half of the year, net result totalled COP $240,012 M and 2.3% of margin in 1H25, compared with a loss of COP -$56,598 in the first semester last year.

The result is explained by (i) the operational outcome in Colombia and Uruguay that totally offset the low performance in Argentina; (ii) lower non-recurring expenses from the restructuring process and closing of non-profitable stores in the basis; (iii) lower financial costs; and (iv) contribution from joint ventures mainly driven by the positive result of Tuya.

Note: data in COP M. Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-3.0% at Net Revenue and -0.4% at recurring EBITDA in 2Q25, -2.1% and -0.9% in 1H25 respectively).

Earnings per Share (EPS)

●	Diluted EPS was COP $113.2 per common share in 2Q25 compared to the COP $ -14.4 reported in the same quarter last year.

V.	CapEx and Expansion

CapEx

●	Consolidated Capital Expenditures during 2Q25 reached COP $34,766 M, of which 72.9% was allocated to expansion, innovation, omni-channel and digital transformation activities during the period, and the remainder, to maintenance and support of operational structures, IT systems updates and logistics. For the first half of the year, total CAPEX amounted to COP $81,065 M.

Food Retail Expansion

●	As of 2Q25, Grupo Exito totalled 36 stores from openings, reforms, conversions, and refurbishments (35 in Colombia and 1 in Uruguay). The Company totalled 592 retail stores, geographically diversified as follows: 483 stores in Colombia, 89 in Uruguay and 20 in Argentina, and consolidated selling area reached 1,008 M square meters. The store count did not include the 1.962 allies (+134 LTM) in Colombia.

●	In line with the company's strategy, aiming for efficiencies to increase profitability, during the second quarter of the year 2025, 5 underperforming stores were closed in Colombia, 3 in Uruguay and 4 in Argentina.

VI.	Cash and debt at holding[1] level

Note: Numbers expressed in short scale, COP billion represent 1,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries.

Net Financial debt:

●	Cash position supported by the improved operational results.

●	Gross debt remained in line with the same period last year, a 9% reduction compared to Q3 2024, when the Company recorded its highest debt level last year.

●	Net financial debt remains stable with a net Debt / EBITDA ratio of 0.9x, reflecting strong operational performance and efficient cash generation during the second quarter of 2025.

VII.	Conclusions

●	Solid performance in Colombia, with strong top-line growth, significant EBITDA expansion, and improved profitability driven by commercial focus, cost efficiencies, and real estate and other businesses contributions.

●	We are building a solid path to profitability in the Colombian retail business.

●	Consistent growth and profitability in Uruguay, supported by the successful implementation of commercial initiatives.

●	Challenging environment in Argentina, where efforts to streamline operations and reduce costs are still running, while the real estate business remains resilient despite ongoing macroeconomic pressures.

●	We are actively developing new avenues for growth, and reinvesting margin improvements back into the business.

●	Our continued focus on margin expansion and disciplined cost control is driving sustained profitability.

●	Strong 1H Results keep us on track to deliver our FY Plan, both, P&L and Cash.

VIII.	Conference Call and Webcast

Almacenes Éxito S.A.

(BVC: ÉXITO)

Cordially invites you to participate in its

Second Quarter 2025 Results Conference Call

Date: Thursday, August 14, 2025

Time: 9:00 a.m. Colombia Time

10:00 a.m. Eastern Time

Presenting for Grupo Exito:

Juan Carlos Calleja Hakker, Chief Executive Officer

Fernando Carbajal, Chief Financial Officer

Laura Botero Morales, Investor Relations Director

To register and get notified via email, please click here:

Register

To directly participate, please click here:

Join Microsoft Teams Meeting

Almacenes Éxito S.A. will report its Second Quarter 2025 Earnings on Wednesday, August 13, 2025, after the market closes.

2Q25 results will be accompanied by a presentation that will be available on the company’s website at www.grupoexito.com.co under “Shareholders and Investors” on the following link: https://www.grupoexito.com.co/en/financial-information

For more information please contact:

Almacenes Éxito S.A. Investor Relations
ainvestor@grupo-exito.com

https://www.grupoexito.com.co/en/contact-shareholders-investors

Upcoming Financial Publications

Third Quarter 2025 Earnings Release – November 14, 2025

Appendices

Notes:

●	Numbers expressed in short scale, COP billion represent 1,000,000,000.

●	Growth and variations expressed in comparison to the same period last year, except when stated otherwise.

●	Sums and percentages may reflect discrepancies due to rounding of figures.

●	All margins calculated as percentage of Net Revenue.

●	Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Glossary:

●	Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

●	Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina.

●	Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

●	EPS: Earnings Per Share calculated on an entirely diluted basis.

●	Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities.

●	Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line)

●	CAGR: Compound Annual Growth Rate

●	GLA: Gross Leasable Area.

●	GMV: Gross Merchandise Value.

●	Holding: Almacenes Éxito results without Colombian and international subsidiaries.

●	Net Revenue: Total Revenue related to Retail Sales and Other Revenue.

●	Retail Sales: sales related to the retail business.

●	Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue.

●	Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non-recurring operational income (expense).

●	Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A.

●	SSS: same-store-sales levels, including the effect of store conversions and excluding the calendar effect.

1.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -3,0% at Net Revenue and -0,4% at Recurring EBITDA during 2Q25. Also, the FX effect of -2,1% at Net Revenue and -0,9% at Recurring EBITDA during 1H25. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

2.	Income Statement and CAPEX by Country

Notes: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -3.0% at Net Revenue and -0.4% at Recurring EBITDA during 2Q25, -2.1% and -0.9%, respectively during 1H25. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Data in COP includes a –0.5% FX effect in Uruguay at Net Revenue and at Recurring EBITDA during 2Q25 and -35.9% in Argentina, respectively, For 1H25 Uruguay -2.0% and -24.8% for Argentina, calculated with the average and closing exchange rate.

3.	Consolidated Balance Sheet

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

4.	Consolidated Cash Flow

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

5.	Almacenes Éxito[1] Income Statement

Holding: Almacenes Éxito results without Colombian subsidiaries. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

6.	Almacenes Éxito[1] Balance Sheet

(1)	Holding: Almacenes Éxito Results without Colombian or international subsidiaries.

7.	Debt by country, currency, and maturity

Net debt breakdown by country

Holding Gross debt by maturity

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credits. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 9.5%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

8.	Stores and Selling Area

Note: The store count does not include the 1,962 allies in Colombia

Note on Forward-Looking Statements

●	This document contains certain forward-looking statements based on data, assumptions, and estimates, that the Company believes are reasonable; however, it is not historical data and should not be interpreted as guarantees of its future occurrence. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG-related targets and goals, are examples of forward-looking statements. Although the Company’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements.

●	Grupo Éxito operates in a competitive and rapidly changing environment; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3. Key Information – D. Risk Factors” in the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.

●	The forward-looking statements contained in this document are made only as of the date hereof. Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward-looking statement contained in this document is based.

●	Reconciliations of the non-IFRS financial measures in this webcast are included at the appendices to this webcast presentation.

●	Figures expressed in Colombian pesos in this presentation follow the short-scale convention. Accordingly, billions refer to thousands of millions and trillions refer to millions of millions.

IR and PR contacts

Laura Botero M.
Investor Relations Director.
+57 (604) 6049696 Ext 306560
ainvestor@grupo-exito.com
Cra 48 No 32 B Sur 139, Envigado, Colombia

Claudia Moreno B.

PR and Communications Director

+(57) 604 96 96 ext. 305174

claudia.moreno@grupo-exito.com

Cr 48 No. 32B Sur – 139 – Envigado, Colombia

Company Description

Grupo Éxito is the leading food retail platform in Colombia and in Uruguay and has a relevant presence in the north-east of Argentina. The Company´s great capacity to innovate, has allowed it to transform and adapt quickly to new consumer trends and increased its competitive advantages supported by the quality of its human talent.

Grupo Éxito leads omni-channel in the region and has developed a comprehensive ecosystem focused on the omni-client, to whom it offers the strength of its brands, multiple formats and a wide range of channels and services to facilitate their shopping experience.

The diversification of its retail revenue through traffic and asset monetization strategies, has allowed Grupo Éxito to be a pioneer in offering a profitable portfolio of complementary businesses, such as, its real estate with shopping centers in Colombia and Argentina and financial services such as credit card, virtual wallet, and payment networking. The Company also offer other businesses in Colombia, such as travel, insurance, mobile and money transfers.

In 2019, Grupo Éxito officially launched its Digital Transformation strategy and has consolidated a powerful platform with well-recognized websites exito.com and carulla.com in Colombia, devoto.com and geant.com in Uruguay, and hiperlibertad.com in Argentina. Moreover, the Company offers click and collect services, digital catalogues, home delivery and growing channels such as Apps and Marketplace, through which Grupo Éxito has achieved an impressive digital coverage in the countries where it operates.

In 2024, consolidated Net Revenue reached COP $21.9 billion driven by strong retail execution, successful omni-channel strategy in the region and innovation in retail models, as well as the implementation of the three major initiatives for the development of its Colombian operation: brand unification, assortment expansion and savings levers. The Company operated 623 stores through multi-formats and multi-brands: hypermarkets under Éxito, Geant and Libertad brands; premium supermarkets with Carulla, Disco and Devoto; proximity under Carulla and Éxito, Devoto and Libertad Express brands. In low-cost formats, the Company operates banners Surtimax, Super Inter and Surtimayorista in Colombia and Mini Mayorista in Argentina.

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